CUSIP No. 269796108	13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Eagle Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

269796108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796108	13G

(1)	Names of reporting persons Scott Tarriff
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)(1)
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,477,947 (See Item 4 herein)(2)(3)
	(6)	Shared voting power 992,623 (See Item 4 herein)
	(7)	Sole dispositive power 1,477,947 (See Item 4 herein)(2)(3)
	(8)	Shared dispositive power 992,623 (See Item 4 herein)

(9)	Aggregate amount beneficially owned by each reporting person 2,470,570 (See Item 4 herein)(2)(3)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 17.6% (See Item 4 herein)
(12)	Type of reporting person (see instructions) IN

(1)

This Schedule 13G is filed by Scott Tarriff, Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 and Marty Thomas (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes 23,275 restricted stock units that will vest within 60 days of December 31, 2023 and options to purchase 1,020,800 shares of Eagle Pharmaceuticals, Inc.’s (the “Issuer”) common stock, $0.001 par value per share (the “Common Stock”) exercisable as of December 31, 2023 or within 60 days of December 31, 2023.

(3)

Subsequent to December 31, 2023, Mr. Tarriff transferred 88,181 shares of the Issuer’s Common Stock and no longer beneficially owns those shares, Mr. Tarriff received 9,796 shares of the Issuer’s Common Stock (net of withholding) upon the vesting of certain performance based restricted stock units and 2,119 shares of the Issuer’s Common Stock that were withheld by the Issuer to satisfy tax withholding obligations in connection with the vesting of restricted stock units with time-based vesting conditions. Mr. Tarriff currently has sole beneficial ownership of 1,397,443 shares of the Issuer’s Common Stock.

CUSIP No. 269796108	13G

(1)	Names of reporting persons Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)(1)
(3)	SEC use only
(4)	Citizenship or place of organization New Jersey

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0 (See Item 4 herein)
	(6)	Shared voting power 992,623 (See Item 4 herein)
	(7)	Sole dispositive power 0 (See Item 4 herein)
	(8)	Shared dispositive power 992,623 (See Item 4 herein)

(9)	Aggregate amount beneficially owned by each reporting person 992,623 (See Item 4 herein)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 7.6% (See Item 4 herein)
(12)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 269796108	13G

(1)	Names of reporting persons Marty Thomas
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)(1)
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 992,623 (See Item 4 herein)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 992,623 (See Item 4 herein)

(9)	Aggregate amount beneficially owned by each reporting person 992,623 (See Item 4 herein)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 7.6% (See Item 4 herein)
(12)	Type of reporting person (see instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 269796108	13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 17, 2015 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed on February 12, 2016, Amendment No. 2 filed on February 14, 2017, Amendment No. 3 filed on February 14, 2018, Amendment No. 4 filed on February 14, 2019, Amendment No. 5 filed on February 14, 2020, Amendment No. 6 filed on February 16, 2021, Amendment No. 7 filed on February 14, 2022 and Amendment No. 8 filed on February 14, 2023 (together with the Original Schedule 13G, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

As of February 12, 2024, Michael Graves ceased to serve as trustee for the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 and Marty Thomas became trustee of that trust.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1.

(a)	Name of Issuer

Eagle Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

50 Tice Boulevard, Suite 315

Woodcliff Lake, NJ 07677

Item 2.

(a)	Name of Person Filing

Scott Tarriff,

Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016,

Marty Thomas

(together, the “Reporting Persons”)

CUSIP No. 269796108	13G

(b)	Address of Principal Business Office or, if none, Residence

The address for the principal business office of Scott Tarriff is:

c/o Eagle Pharmaceuticals, Inc.

50 Tice Boulevard, Suite 315

Woodcliff Lake, NJ 07677

The address for the principal business office of the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 is:

c/o Eagle Pharmaceuticals, Inc.

50 Tice Boulevard, Suite 315

Woodcliff Lake, NJ 07677

The address for the residence of Marty Thomas is:

c/o Eagle Pharmaceuticals, Inc.

50 Tice Boulevard, Suite 315

Woodcliff Lake, NJ 07677

(c)	Citizenship

Scott Tarriff - United States

Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 - New Jersey

Marty Thomas - United States

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number

269796108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 269796108	13G

(a)	Amount beneficially owned:

As of December 31, 2023, Mr. Tarriff beneficially owned 2,470,570 shares of the Issuer’s Common Stock consisting of (i) 257,511 shares of Common Stock owned directly by him, (ii) 176,361 shares of Common Stock held by Janney Montgomery Scott LLC CUST FBO Scott Tarriff IRA for the Benefit of Mr. Tarriff (the “IRA Trust”), of which Mr. Tarriff is a trustee and, as such, may be deemed to share voting and dispositive power with respect to all shares held by the IRA Trust, (iii) options to purchase 1,020,800 shares of Common Stock exercisable as of December 31, 2023 or within 60 days of December 31, 2023, (iv) 23,275 shares of Common Stock underlying restricted stock units (“RSUs”) that will vest within 60 days of December 31, 2023 and 992,623 shares of Common Stock held by the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 (the “Family Trust”), of which Mr. Thomas is the trustee, and as such, while Mr. Tarriff may be deemed to share voting and dispositive power with respect to all shares held by the Family Trust, Mr. Tarriff disclaims beneficial ownership with respect to such shares in the Family Trust, except to the extent of his pecuniary interest therein.

Subsequent to December 31, 2023, Mr. Tarriff transferred 88,181 shares of Common Stock and no longer beneficially owns those shares, Mr. Tarriff received 9,796 shares of Common Stock (net of withholding) upon the vesting of certain performance based restricted stock units and 2,119 shares of Common Stock were withheld by the Issuer to satisfy tax withholding obligations in connection with the vesting of restricted stock units with time-based vesting conditions. Mr. Tarriff currently has sole beneficial ownership of 1,397,443 shares of Common Stock.

As of February 12, 2024, Mr. Thomas beneficially 992,623 shares of Common Stock held by the Family Trust, of which Mr. Thomas is the trustee. Mr. Thomas disclaims any pecuniary interest with respect to such shares in the Family Trust.

Mr. Tarriff’s beneficial ownership does not include shares of Common Stock underlying performance-based restricted stock units that are subject to vesting to the extent that the Company achieves certain objectives.

(b)	Percent of class:

For Mr. Tarriff: based on (i) 12,986,971 shares of the Issuer’s Common Stock issued and outstanding as of August 1, 2023 as reported by the Issuer in the Form 10-Q/A for the quarterly period ended June 30, 2023 and filed with the SEC on August 9, 2023 (the “Form 10-Q/A), (ii) 1,020,800 shares of the Issuer’s Common Stock issuable upon exercise of options held by Mr. Tarriff within 60 days of December 31, 2023 and (iii) 23,275 shares of the Issuer’s Common Stock issuable upon vesting of RSUs held by Mr. Tarriff within 60 days of December 31, 2023. As of December 31, 2023, the 2,470,570 shares of the Issuer’s Common Stock beneficially owned by Mr. Tarriff represented 17.6% of such shares outstanding.

For the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016: based on 12,986,971 shares of the Issuer’s Common Stock issued and outstanding as of August 1, 2023 as reported by the Issuer in the Form 10-Q/A. As of December 31, 2023, the 992,623 shares of the Issuer’s Common Stock beneficially owned by the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 represented 7.6% of such shares outstanding.

CUSIP No. 269796108	13G

For Mr. Thomas: based on 12,986,971 shares of the Issuer’s Common Stock issued and outstanding as of August 1, 2023 as reported by the Issuer in the Form 10-Q/A. As of February 12, 2024, the 992,623 shares of the Issuer’s Common Stock beneficially owned by Mr. Thomas represented 7.6% of such shares outstanding.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

Scott Tarriff – 1,477,947

Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – 0

Marty Thomas – 0

(ii)	Shared power to vote or to direct the vote:

Scott Tarriff – 992,623

Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – 992,623

Marty Thomas – 992,623

(iii)	Sole power to dispose or to direct the disposition of:

Scott Tarriff – 1,477,947

Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – 0

Marty Thomas – 0

(iv)	Shared power to dispose or to direct the disposition of:

Scott Tarriff – 992,623

Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – 992,623

Marty Thomas – 992,623

All information in this Item 4 is presented as of December 31, 2023 for Mr. Tarriff and the Family Trust and as of February 12, 2024 for Mr. Thomas.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

CUSIP No. 269796108	13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification

For Mr. Tarriff: Not applicable

For Mr. Thomas: By signing below Mr. Thomas certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held by Mr. Thomas for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 269796108	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2024

	By:	/s/ Scott Tarriff

Scott Tarriff

Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016

	By:	/s/ Marty Thomas

	Name:	Marty Thomas
	Title:	Trustee

	By:	/s/ Marty Thomas

Marty Thomas